

# Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended September 30, 2014

(Canadian Dollars)

# CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

**For the Period Ended September 30,**
**($ millions, except per share amounts)**

| | Notes | Three Months Ended 2014 | 2013 | Nine Months Ended 2014 | 2013 |
|---|---|---|---|---|---|
| **Revenues** | 1 | | | | |
| Gross Sales | | 5,094 | 5,195 | 15,769 | 14,166 |
| Less: Royalties | | 124 | 120 | 365 | 256 |
| | | 4,970 | 5,075 | 15,404 | 13,910 |
| **Expenses** | 1 | | | | |
| Purchased Product | | 2,721 | 2,982 | 8,180 | 7,623 |
| Transportation and Blending | | 592 | 464 | 1,900 | 1,482 |
| Operating | | 490 | 430 | 1,580 | 1,324 |
| Production and Mineral Taxes | | 12 | 11 | 36 | 30 |
| (Gain) Loss on Risk Management | 21 | (165) | 25 | (95) | 151 |
| Depreciation, Depletion and Amortization | | 475 | 430 | 1,415 | 1,365 |
| Exploration Expense | 10 | - | - | 1 | 109 |
| General and Administrative | | 80 | 103 | 291 | 268 |
| Finance Costs | 4 | 105 | 160 | 337 | 407 |
| Interest Income | 5 | (4) | (23) | (31) | (73) |
| Foreign Exchange (Gain) Loss, Net | 6 | 263 | (55) | 223 | 93 |
| Research Costs | | 3 | 5 | 9 | 14 |
| (Gain) Loss on Divestiture of Assets | 12 | (137) | 1 | (157) | 1 |
| Other (Income) Loss, Net | | 2 | - | - | - |
| **Earnings Before Income Tax** | | 533 | 542 | 1,715 | 1,116 |
| Income Tax Expense | 7 | 179 | 172 | 499 | 396 |
| **Net Earnings** | | 354 | 370 | 1,216 | 720 |
| **Other Comprehensive Income (Loss), Net of Tax** | | | | | |
| *Items That Will Not be Reclassified to Profit or Loss:* | | | | | |
| Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits | | (6) | 6 | (11) | 15 |
| *Items That May be Subsequently Reclassified to Profit or Loss:* | | | | | |
| Change in Value of Available for Sale Financial Assets | | - | - | - | 8 |
| Foreign Currency Translation Adjustment | | 149 | (14) | 108 | 58 |
| **Total Other Comprehensive Income (Loss), Net of Tax** | | 143 | (8) | 97 | 81 |
| **Comprehensive Income** | | 497 | 362 | 1,313 | 801 |
| | | | | | |
| **Net Earnings Per Common Share** | 8 | | | | |
| Basic | | $0.47 | $0.49 | $1.61 | $0.95 |
| Diluted | | $0.47 | $0.49 | $1.60 | $0.95 |

*See accompanying Notes to Consolidated Financial Statements (unaudited).*

# CONSOLIDATED BALANCE SHEETS (unaudited)

**As at**
**($ millions)**

| | Notes | September 30, 2014 | December 31, 2013 |
|---|---|---|---|
| **Assets** | | | |
| **Current Assets** | | | |
| Cash and Cash Equivalents | | **1,156** | 2,452 |
| Accounts Receivable and Accrued Revenues | | **1,810** | 1,874 |
| Income Tax Receivable | | **43** | 15 |
| Inventories | 9 | **1,580** | 1,259 |
| Risk Management | 21 | **55** | 10 |
| **Current Assets** | | **4,644** | 5,610 |
| Exploration and Evaluation Assets | 1,10 | **1,666** | 1,473 |
| Property, Plant and Equipment, Net | 1,11 | **18,312** | 17,334 |
| Risk Management | 21 | **8** | - |
| Income Tax Receivable | | **12** | - |
| Other Assets | | **66** | 68 |
| Goodwill | 1 | **739** | 739 |
| **Total Assets** | | **25,447** | 25,224 |
| | | | |
| **Liabilities and Shareholders' Equity** | | | |
| **Current Liabilities** | | | |
| Accounts Payable and Accrued Liabilities | | **2,787** | 2,937 |
| Income Tax Payable | | **363** | 268 |
| Current Portion of Partnership Contribution Payable | 13 | **-** | 438 |
| Short-Term Borrowings | 14 | **133** | - |
| Risk Management | 21 | **13** | 136 |
| **Current Liabilities** | | **3,296** | 3,779 |
| Long-Term Debt | 15 | **5,271** | 4,997 |
| Partnership Contribution Payable | 13 | **-** | 1,087 |
| Risk Management | 21 | **2** | 3 |
| Decommissioning Liabilities | 16 | **2,654** | 2,370 |
| Other Liabilities | | **176** | 180 |
| Deferred Income Taxes | | **3,305** | 2,862 |
| **Total Liabilities** | | **14,704** | 15,278 |
| Shareholders' Equity | | **10,743** | 9,946 |
| **Total Liabilities and Shareholders' Equity** | | **25,447** | 25,224 |

*See accompanying Notes to Consolidated Financial Statements (unaudited).*

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
## (unaudited)
**($ millions)**

| | Share Capital (Note 17) | Paid in Surplus | Retained Earnings | AOCI [1] (Note 18) | Total |
|---|---|---|---|---|---|
| **Balance as at December 31, 2012** | 3,829 | 4,154 | 1,730 | 69 | 9,782 |
| Net Earnings | - | - | 720 | - | 720 |
| Other Comprehensive Income (Loss) | - | - | - | 81 | 81 |
| Total Comprehensive Income | - | - | 720 | 81 | 801 |
| Common Shares Issued Under Stock Option Plans | 25 | - | - | - | 25 |
| Common Shares Cancelled | (3) | 3 | - | - | - |
| Stock-Based Compensation Expense | - | 47 | - | - | 47 |
| Dividends on Common Shares | - | - | (549) | - | (549) |
| **Balance as at September 30, 2013** | 3,851 | 4,204 | 1,901 | 150 | 10,106 |
| | | | | | |
| **Balance as at December 31, 2013** | 3,857 | 4,219 | 1,660 | 210 | 9,946 |
| Net Earnings | - | - | 1,216 | - | 1,216 |
| Other Comprehensive Income (Loss) | - | - | - | 97 | 97 |
| Total Comprehensive Income | - | - | 1,216 | 97 | 1,313 |
| Common Shares Issued Under Stock Option Plans | 32 | - | - | - | 32 |
| Stock-Based Compensation Expense | - | 56 | - | - | 56 |
| Dividends on Common Shares | - | - | (604) | - | (604) |
| **Balance as at September 30, 2014** | **3,889** | **4,275** | **2,272** | **307** | **10,743** |

(1) *Accumulated Other Comprehensive Income (Loss).*

*See accompanying Notes to Consolidated Financial Statements (unaudited).*

# CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

**For the Period Ended September 30,**
**($ millions)**

| | Notes | Three Months Ended 2014 | 2013 | Nine Months Ended 2014 | 2013 |
|---|---|---|---|---|---|
| **Operating Activities** | | | | | |
| Net Earnings | | 354 | 370 | 1,216 | 720 |
| Depreciation, Depletion and Amortization | | 475 | 430 | 1,415 | 1,365 |
| Exploration Expense | | - | (1) | 1 | 45 |
| Deferred Income Taxes | 7 | 144 | 132 | 396 | 211 |
| Unrealized (Gain) Loss on Risk Management | 21 | (165) | (8) | (180) | 196 |
| Unrealized Foreign Exchange (Gain) Loss | 6 | 259 | (48) | 221 | 86 |
| (Gain) Loss on Divestitures of Assets | 12 | (137) | 1 | (157) | 1 |
| Unwinding of Discount on Decommissioning Liabilities | 4,16 | 30 | 24 | 90 | 72 |
| Other | | 25 | 32 | 76 | 78 |
| | | 985 | 932 | 3,078 | 2,774 |
| Net Change in Other Assets and Liabilities | | (28) | (25) | (97) | (90) |
| Net Change in Non-Cash Working Capital | | 135 | (67) | (323) | (121) |
| **Cash From Operating Activities** | | 1,092 | 840 | 2,658 | 2,563 |
| | | | | | |
| **Investing Activities** | | | | | |
| Capital Expenditures – Exploration and Evaluation Assets | 10 | (55) | (34) | (198) | (255) |
| Capital Expenditures – Property, Plant and Equipment | 11 | (695) | (710) | (2,073) | (2,114) |
| Proceeds From Divestiture of Assets | 12 | 235 | 241 | 275 | 242 |
| Net Change in Investments and Other | 13 | (2) | 3 | (1,581) | (3) |
| Net Change in Non-Cash Working Capital | | 54 | 49 | 25 | (27) |
| **Cash (Used in) Investing Activities** | | (463) | (451) | (3,552) | (2,157) |
| | | | | | |
| **Net Cash Provided (Used) Before Financing Activities** | | 629 | 389 | (894) | 406 |
| | | | | | |
| **Financing Activities** | | | | | |
| Net Issuance (Repayment) of Short-Term Borrowings | | (32) | 2 | 121 | 1 |
| Issuance of U.S. Unsecured Notes | | - | 814 | - | 814 |
| Repayment of U.S. Unsecured Notes | | - | (825) | - | (825) |
| Proceeds on Issuance of Common Shares | | 2 | 4 | 28 | 23 |
| Dividends Paid on Common Shares | 8 | (201) | (182) | (604) | (549) |
| Other | | (1) | (3) | (2) | (3) |
| **Cash From (Used in) Financing Activities** | | (232) | (190) | (457) | (539) |
| | | | | | |
| **Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency** | | (1) | - | 55 | (3) |
| **Increase (Decrease) in Cash and Cash Equivalents** | | 396 | 199 | (1,296) | (136) |
| **Cash and Cash Equivalents, Beginning of Period** | | 760 | 825 | 2,452 | 1,160 |
| **Cash and Cash Equivalents, End of Period** | | 1,156 | 1,024 | 1,156 | 1,024 |

*See accompanying Notes to Consolidated Financial Statements (unaudited).*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## 1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of the development, production and marketing of crude oil, natural gas liquids ("NGLs") and natural gas in Canada with refining operations in the United States ("U.S.").

Cenovus was incorporated under the *Canada Business Corporations Act* and its shares are publicly traded on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company's reportable segments are:

- **Oil Sands,** which includes the development and production of Cenovus's bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. The Athabasca natural gas assets also form part of this segment. Certain of the Company's operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

- **Conventional,** which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake. This segment also includes the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

- **Refining and Marketing,** which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus's crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, research costs and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The operating and reportable segments shown above reflect the change in Cenovus's operating structure adopted for the year ended December 31, 2013; as such, prior periods have been restated. In addition, research activities previously included in operating expense have been reclassified to conform to the presentation adopted for the year ended December 31, 2013.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## A) Results of Operations – Segment and Operational Information

| For the three months ended September 30, | Oil Sands | | Conventional | | Refining and Marketing | |
|---|---|---|---|---|---|---|
| | 2014 | 2013 | 2014 | 2013 | 2014 | 2013 |
| **Revenues** | | | | | | |
| Gross Sales | 1,343 | 1,112 | 804 | 814 | 3,144 | 3,459 |
| Less: Royalties | 62 | 52 | 62 | 68 | - | - |
| | 1,281 | 1,060 | 742 | 746 | 3,144 | 3,459 |
| **Expenses** | | | | | | |
| Purchased Product | - | - | - | - | 2,918 | 3,172 |
| Transportation and Blending | 518 | 394 | 74 | 70 | - | - |
| Operating | 153 | 138 | 176 | 167 | 162 | 127 |
| Production and Mineral Taxes | - | - | 12 | 11 | - | - |
| (Gain) Loss on Risk Management | 2 | 23 | 2 | (11) | (4) | 21 |
| **Operating Cash Flow** | 608 | 505 | 478 | 509 | 68 | 139 |
| Depreciation, Depletion and Amortization | 164 | 109 | 252 | 264 | 39 | 37 |
| Exploration Expense | - | - | - | - | - | - |
| **Segment Income** | 444 | 396 | 226 | 245 | 29 | 102 |

| For the three months ended September 30, | Corporate and Eliminations | | Consolidated | |
|---|---|---|---|---|
| | 2014 | 2013 | 2014 | 2013 |
| **Revenues** | | | | |
| Gross Sales | (197) | (190) | 5,094 | 5,195 |
| Less: Royalties | - | - | 124 | 120 |
| | (197) | (190) | 4,970 | 5,075 |
| **Expenses** | | | | |
| Purchased Product | (197) | (190) | 2,721 | 2,982 |
| Transportation and Blending | - | - | 592 | 464 |
| Operating | (1) | (2) | 490 | 430 |
| Production and Mineral Taxes | - | - | 12 | 11 |
| (Gain) Loss on Risk Management | (165) | (8) | (165) | 25 |
| | 166 | 10 | 1,320 | 1,163 |
| Depreciation, Depletion and Amortization | 20 | 20 | 475 | 430 |
| Exploration Expense | - | - | - | - |
| **Segment Income (Loss)** | 146 | (10) | 845 | 733 |
| General and Administrative | 80 | 103 | 80 | 103 |
| Finance Costs | 105 | 160 | 105 | 160 |
| Interest Income | (4) | (23) | (4) | (23) |
| Foreign Exchange (Gain) Loss, Net | 263 | (55) | 263 | (55) |
| Research Costs | 3 | 5 | 3 | 5 |
| (Gain) Loss on Divestiture of Assets | (137) | 1 | (137) | 1 |
| Other (Income) Loss, Net | 2 | - | 2 | - |
| | 312 | 191 | 312 | 191 |
| **Earnings Before Income Tax** | | | 533 | 542 |
| Income Tax Expense | | | 179 | 172 |
| **Net Earnings** | | | 354 | 370 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## B) Financial Results by Upstream Product

**Crude Oil [1]**

| For the three months ended September 30, | Oil Sands 2014 | Oil Sands 2013 | Conventional 2014 | Conventional 2013 | Total 2014 | Total 2013 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 1,334 | 1,100 | 619 | 679 | 1,953 | 1,779 |
| Less: Royalties | 62 | 52 | 58 | 66 | 120 | 118 |
| | 1,272 | 1,048 | 561 | 613 | 1,833 | 1,661 |
| **Expenses** | | | | | | |
| Transportation and Blending | 518 | 393 | 69 | 66 | 587 | 459 |
| Operating | 147 | 131 | 124 | 115 | 271 | 246 |
| Production and Mineral Taxes | - | - | 10 | 10 | 10 | 10 |
| (Gain) Loss on Risk Management | 2 | 24 | 6 | 7 | 8 | 31 |
| **Operating Cash Flow** | **605** | 500 | **352** | 415 | **957** | 915 |

(1) Includes NGLs.

**Natural Gas**

| For the three months ended September 30, | Oil Sands 2014 | Oil Sands 2013 | Conventional 2014 | Conventional 2013 | Total 2014 | Total 2013 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 9 | 8 | 182 | 130 | 191 | 138 |
| Less: Royalties | - | - | 4 | 2 | 4 | 2 |
| | 9 | 8 | 178 | 128 | 187 | 136 |
| **Expenses** | | | | | | |
| Transportation and Blending | - | 1 | 5 | 4 | 5 | 5 |
| Operating | 4 | 5 | 51 | 50 | 55 | 55 |
| Production and Mineral Taxes | - | - | 2 | 1 | 2 | 1 |
| (Gain) Loss on Risk Management | - | (1) | (4) | (18) | (4) | (19) |
| **Operating Cash Flow** | **5** | 3 | **124** | 91 | **129** | 94 |

**Other**

| For the three months ended September 30, | Oil Sands 2014 | Oil Sands 2013 | Conventional 2014 | Conventional 2013 | Total 2014 | Total 2013 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | - | 4 | 3 | 5 | 3 | 9 |
| Less: Royalties | - | - | - | - | - | - |
| | - | 4 | 3 | 5 | 3 | 9 |
| **Expenses** | | | | | | |
| Transportation and Blending | - | - | - | - | - | - |
| Operating | 2 | 2 | 1 | 2 | 3 | 4 |
| Production and Mineral Taxes | - | - | - | - | - | - |
| (Gain) Loss on Risk Management | - | - | - | - | - | - |
| **Operating Cash Flow** | **(2)** | 2 | **2** | 3 | **-** | 5 |

**Total Upstream**

| For the three months ended September 30, | Oil Sands 2014 | Oil Sands 2013 | Conventional 2014 | Conventional 2013 | Total 2014 | Total 2013 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 1,343 | 1,112 | 804 | 814 | 2,147 | 1,926 |
| Less: Royalties | 62 | 52 | 62 | 68 | 124 | 120 |
| | 1,281 | 1,060 | 742 | 746 | 2,023 | 1,806 |
| **Expenses** | | | | | | |
| Transportation and Blending | 518 | 394 | 74 | 70 | 592 | 464 |
| Operating | 153 | 138 | 176 | 167 | 329 | 305 |
| Production and Mineral Taxes | - | - | 12 | 11 | 12 | 11 |
| (Gain) Loss on Risk Management | 2 | 23 | 2 | (11) | 4 | 12 |
| **Operating Cash Flow** | **608** | 505 | **478** | 509 | **1,086** | 1,014 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## C) Geographic Information

| | Canada | | United States | | Consolidated | |
|---|---|---|---|---|---|---|
| For the three months ended September 30, | **2014** | 2013 | **2014** | 2013 | **2014** | 2013 |
| **Revenues** | | | | | | |
| Gross Sales | **2,698** | 2,477 | **2,396** | 2,718 | **5,094** | 5,195 |
| Less: Royalties | **124** | 120 | **-** | - | **124** | 120 |
| | **2,574** | 2,357 | **2,396** | 2,718 | **4,970** | 5,075 |
| **Expenses** | | | | | | |
| Purchased Product | **542** | 543 | **2,179** | 2,439 | **2,721** | 2,982 |
| Transportation and Blending | **592** | 464 | **-** | - | **592** | 464 |
| Operating | **334** | 307 | **156** | 123 | **490** | 430 |
| Production and Mineral Taxes | **12** | 11 | **-** | - | **12** | 11 |
| (Gain) Loss on Risk Management | **(154)** | 5 | **(11)** | 20 | **(165)** | 25 |
| | **1,248** | 1,027 | **72** | 136 | **1,320** | 1,163 |
| Depreciation, Depletion and Amortization | **437** | 393 | **38** | 37 | **475** | 430 |
| Exploration Expense | **-** | - | **-** | - | **-** | - |
| **Segment Income** | **811** | 634 | **34** | 99 | **845** | 733 |

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus's refining facilities are located and carry on business in the U.S. The marketing of Cenovus's crude oil and natural gas produced in Canada, as well as the third-party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## D) Results of Operations – Segment and Operational Information

| For the nine months ended September 30, | Oil Sands 2014 | Oil Sands 2013 | Conventional 2014 | Conventional 2013 | Refining and Marketing 2014 | Refining and Marketing 2013 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 3,972 | 2,837 | 2,568 | 2,288 | 9,885 | 9,483 |
| Less: Royalties | 181 | 94 | 184 | 162 | - | - |
| | 3,791 | 2,743 | 2,384 | 2,126 | 9,885 | 9,483 |
| **Expenses** | | | | | | |
| Purchased Product | - | - | - | - | 8,836 | 8,065 |
| Transportation and Blending | 1,637 | 1,232 | 263 | 250 | - | - |
| Operating | 502 | 402 | 557 | 529 | 525 | 397 |
| Production and Mineral Taxes | - | - | 36 | 30 | - | - |
| (Gain) Loss on Risk Management | 59 | (6) | 35 | (68) | (9) | 29 |
| **Operating Cash Flow** | 1,593 | 1,115 | 1,493 | 1,385 | 533 | 992 |
| Depreciation, Depletion and Amortization | 459 | 313 | 779 | 891 | 116 | 102 |
| Exploration Expense | 1 | - | - | 109 | - | - |
| **Segment Income** | 1,133 | 802 | 714 | 385 | 417 | 890 |

| For the nine months ended September 30, | Corporate and Eliminations 2014 | Corporate and Eliminations 2013 | Consolidated 2014 | Consolidated 2013 |
|---|---|---|---|---|
| **Revenues** | | | | |
| Gross Sales | (656) | (442) | 15,769 | 14,166 |
| Less: Royalties | - | - | 365 | 256 |
| | (656) | (442) | 15,404 | 13,910 |
| **Expenses** | | | | |
| Purchased Product | (656) | (442) | 8,180 | 7,623 |
| Transportation and Blending | - | - | 1,900 | 1,482 |
| Operating | (4) | (4) | 1,580 | 1,324 |
| Production and Mineral Taxes | - | - | 36 | 30 |
| (Gain) Loss on Risk Management | (180) | 196 | (95) | 151 |
| | 184 | (192) | 3,803 | 3,300 |
| Depreciation, Depletion and Amortization | 61 | 59 | 1,415 | 1,365 |
| Exploration Expense | - | - | 1 | 109 |
| **Segment Income (Loss)** | 123 | (251) | 2,387 | 1,826 |
| General and Administrative | 291 | 268 | 291 | 268 |
| Finance Costs | 337 | 407 | 337 | 407 |
| Interest Income | (31) | (73) | (31) | (73) |
| Foreign Exchange (Gain) Loss, Net | 223 | 93 | 223 | 93 |
| Research Costs | 9 | 14 | 9 | 14 |
| (Gain) Loss on Divestiture of Assets | (157) | 1 | (157) | 1 |
| Other (Income) Loss, Net | - | - | - | - |
| | 672 | 710 | 672 | 710 |
| **Earnings Before Income Tax** | | | 1,715 | 1,116 |
| Income Tax Expense | | | 499 | 396 |
| **Net Earnings** | | | 1,216 | 720 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## E) Financial Results by Upstream Product

### Crude Oil [1]

| For the nine months ended September 30, | Oil Sands 2014 | Oil Sands 2013 | Conventional 2014 | Conventional 2013 | Total 2014 | Total 2013 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 3,909 | 2,797 | 1,978 | 1,829 | 5,887 | 4,626 |
| Less: Royalties | 180 | 93 | 174 | 156 | 354 | 249 |
| | 3,729 | 2,704 | 1,804 | 1,673 | 5,533 | 4,377 |
| **Expenses** | | | | | | |
| Transportation and Blending | 1,636 | 1,231 | 249 | 235 | 1,885 | 1,466 |
| Operating | 483 | 386 | 402 | 369 | 885 | 755 |
| Production and Mineral Taxes | - | - | 28 | 28 | 28 | 28 |
| (Gain) Loss on Risk Management | 59 | (3) | 38 | (23) | 97 | (26) |
| **Operating Cash Flow** | 1,551 | 1,090 | 1,087 | 1,064 | 2,638 | 2,154 |

*(1) Includes NGLs.*

### Natural Gas

| For the nine months ended September 30, | Oil Sands 2014 | Oil Sands 2013 | Conventional 2014 | Conventional 2013 | Total 2014 | Total 2013 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 58 | 24 | 580 | 449 | 638 | 473 |
| Less: Royalties | 1 | 1 | 10 | 6 | 11 | 7 |
| | 57 | 23 | 570 | 443 | 627 | 466 |
| **Expenses** | | | | | | |
| Transportation and Blending | 1 | 1 | 14 | 15 | 15 | 16 |
| Operating | 13 | 12 | 152 | 157 | 165 | 169 |
| Production and Mineral Taxes | - | - | 8 | 2 | 8 | 2 |
| (Gain) Loss on Risk Management | - | (3) | (3) | (45) | (3) | (48) |
| **Operating Cash Flow** | 43 | 13 | 399 | 314 | 442 | 327 |

### Other

| For the nine months ended September 30, | Oil Sands 2014 | Oil Sands 2013 | Conventional 2014 | Conventional 2013 | Total 2014 | Total 2013 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 5 | 16 | 10 | 10 | 15 | 26 |
| Less: Royalties | - | - | - | - | - | - |
| | 5 | 16 | 10 | 10 | 15 | 26 |
| **Expenses** | | | | | | |
| Transportation and Blending | - | - | - | - | - | - |
| Operating | 6 | 4 | 3 | 3 | 9 | 7 |
| Production and Mineral Taxes | - | - | - | - | - | - |
| (Gain) Loss on Risk Management | - | - | - | - | - | - |
| **Operating Cash Flow** | (1) | 12 | 7 | 7 | 6 | 19 |

### Total Upstream

| For the nine months ended September 30, | Oil Sands 2014 | Oil Sands 2013 | Conventional 2014 | Conventional 2013 | Total 2014 | Total 2013 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 3,972 | 2,837 | 2,568 | 2,288 | 6,540 | 5,125 |
| Less: Royalties | 181 | 94 | 184 | 162 | 365 | 256 |
| | 3,791 | 2,743 | 2,384 | 2,126 | 6,175 | 4,869 |
| **Expenses** | | | | | | |
| Transportation and Blending | 1,637 | 1,232 | 263 | 250 | 1,900 | 1,482 |
| Operating | 502 | 402 | 557 | 529 | 1,059 | 931 |
| Production and Mineral Taxes | - | - | 36 | 30 | 36 | 30 |
| (Gain) Loss on Risk Management | 59 | (6) | 35 | (68) | 94 | (74) |
| **Operating Cash Flow** | 1,593 | 1,115 | 1,493 | 1,385 | 3,086 | 2,500 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

### F) Geographic Information

| For the nine months ended September 30, | Canada 2014 | 2013 | United States 2014 | 2013 | Consolidated 2014 | 2013 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Gross Sales | 8,335 | 6,673 | 7,434 | 7,493 | 15,769 | 14,166 |
| Less: Royalties | 365 | 256 | - | - | 365 | 256 |
| | 7,970 | 6,417 | 7,434 | 7,493 | 15,404 | 13,910 |
| **Expenses** | | | | | | |
| Purchased Product | 1,769 | 1,525 | 6,411 | 6,098 | 8,180 | 7,623 |
| Transportation and Blending | 1,900 | 1,482 | - | - | 1,900 | 1,482 |
| Operating | 1,077 | 940 | 503 | 384 | 1,580 | 1,324 |
| Production and Mineral Taxes | 36 | 30 | - | - | 36 | 30 |
| (Gain) Loss on Risk Management | (82) | 122 | (13) | 29 | (95) | 151 |
| | 3,270 | 2,318 | 533 | 982 | 3,803 | 3,300 |
| Depreciation, Depletion and Amortization | 1,300 | 1,263 | 115 | 102 | 1,415 | 1,365 |
| Exploration Expense | 1 | 109 | - | - | 1 | 109 |
| **Segment Income** | **1,969** | 946 | **418** | 880 | **2,387** | 1,826 |

### G) Joint Operations

A significant portion of the operating cash flows from the Oil Sands, and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership ("FCCL") and WRB Refining LP ("WRB"), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus's share of operating cash flow from FCCL and WRB for the three months ended September 30, 2014 was $595 million and $67 million, respectively (three months ended September 30, 2013 – $516 million and $137 million). Cenovus's share of operating cash flow from FCCL and WRB for the nine months ended September 30, 2014 was $1,551 million and $535 million, respectively (nine months ended September 30, 2013 – $1,028 million and $990 million).

### H) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

*By Segment*

| As at | E&E [1] September 30, 2014 | December 31, 2013 | PP&E [2] September 30, 2014 | December 31, 2013 |
|---|---|---|---|---|
| Oil Sands | 1,508 | 1,328 | 8,346 | 7,401 |
| Conventional | 158 | 145 | 6,173 | 6,291 |
| Refining and Marketing | - | - | 3,440 | 3,269 |
| Corporate and Eliminations | - | - | 353 | 373 |
| **Consolidated** | **1,666** | 1,473 | **18,312** | 17,334 |

| As at | Goodwill September 30, 2014 | December 31, 2013 | Total Assets September 30, 2014 | December 31, 2013 |
|---|---|---|---|---|
| Oil Sands | 242 | 242 | 10,748 | 9,564 |
| Conventional | 497 | 497 | 7,138 | 7,220 |
| Refining and Marketing | - | - | 5,825 | 5,491 |
| Corporate and Eliminations | - | - | 1,736 | 2,949 |
| **Consolidated** | **739** | 739 | **25,447** | 25,224 |

(1) Exploration and evaluation ("E&E") assets.
(2) Property, plant and equipment ("PP&E").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

### By Geographic Region

| As at | E&E September 30, 2014 | E&E December 31, 2013 | PP&E September 30, 2014 | PP&E December 31, 2013 |
|---|---|---|---|---|
| Canada | 1,666 | 1,473 | 14,877 | 14,066 |
| United States | - | - | 3,435 | 3,268 |
| Consolidated | 1,666 | 1,473 | 18,312 | 17,334 |

| As at | Goodwill September 30, 2014 | Goodwill December 31, 2013 | Total Assets September 30, 2014 | Total Assets December 31, 2013 |
|---|---|---|---|---|
| Canada | 739 | 739 | 20,502 | 20,548 |
| United States | - | - | 4,945 | 4,676 |
| Consolidated | 739 | 739 | 25,447 | 25,224 |

### I) Capital Expenditures [1]

| For the period ended September 30, | Three Months Ended 2014 | Three Months Ended 2013 | Nine Months Ended 2014 | Nine Months Ended 2013 |
|---|---|---|---|---|
| **Capital** | | | | |
| Oil Sands | 494 | 426 | 1,492 | 1,383 |
| Conventional | 198 | 275 | 621 | 858 |
| Refining and Marketing | 42 | 19 | 111 | 70 |
| Corporate | 16 | 23 | 41 | 53 |
| | 750 | 743 | 2,265 | 2,364 |
| **Acquisition Capital** | | | | |
| Oil Sands [2] | - | 1 | 15 | 1 |
| Conventional | - | - | 2 | 4 |
| | 750 | 744 | 2,282 | 2,369 |

(1) Includes expenditures on PP&E and E&E.
(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

## 2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2013, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective October 22, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## 3. RECENT ACCOUNTING PRONOUNCEMENTS

### A) New and Amended Standards and Interpretations Adopted

*Offsetting Financial Assets and Financial Liabilities*

Effective January 1, 2014, the Company adopted, as required, amendments to IAS 32, *"Financial Instruments: Presentation"* ("IAS 32"). The amendments clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. IAS 32 did not impact the Consolidated Financial Statements.

### B) New Standards and Interpretations not yet Adopted

*Revenue Recognition*

In May 2014, the IASB published IFRS 15, *"Revenue From Contracts With Customers"* ("IFRS 15") replacing IAS 11, *"Construction Contracts"*, IAS 18, *"Revenue"* and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

The new standard is effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of adopting IFRS 15 on the Consolidated Financial Statements.

*Financial Instruments*

On July 24, 2014, the IASB issued IFRS 9, *"Financial Instruments"* ("IFRS 9") to replace IAS 39, *"Financial Instruments: Recognition and Measurement"*. IFRS 9 is effective for years beginning on or after January 1, 2018. Early adoption is permitted if IFRS 9 is adopted in its entirety at the beginning of a fiscal period. The Company is currently evaluating the impact of adopting IFRS 9 on the Consolidated Financial Statements.

*Additional Standards*

A description of additional standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2013.

## 4. FINANCE COSTS

| For the period ended September 30, | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | 2014 | 2013 | 2014 | 2013 |
| Interest Expense – Short-Term Borrowings and Long-Term Debt | 71 | 71 | 212 | 203 |
| Premium on Redemption of Long-Term Debt | - | 33 | - | 33 |
| Interest Expense – Partnership Contribution Payable (Note 13) | - | 24 | 22 | 75 |
| Unwinding of Discount on Decommissioning Liabilities (Note 16) | 30 | 24 | 90 | 72 |
| Other | 4 | 8 | 13 | 24 |
| | 105 | 160 | 337 | 407 |

## 5. INTEREST INCOME

| For the period ended September 30, | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | 2014 | 2013 | 2014 | 2013 |
| Interest Income – Partnership Contribution Receivable | - | (20) | - | (65) |
| Other | (4) | (3) | (31) | (8) |
| | (4) | (23) | (31) | (73) |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## 6. FOREIGN EXCHANGE (GAIN) LOSS, NET

| For the period ended September 30, | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | 2014 | 2013 | 2014 | 2013 |
| Unrealized Foreign Exchange (Gain) Loss on Translation of: | | | | |
| U.S. Dollar Debt Issued From Canada | 253 | (77) | 272 | 190 |
| U.S. Dollar Partnership Contribution Receivable Issued From Canada | - | 24 | - | (99) |
| Other | 6 | 5 | (51) | (5) |
| **Unrealized Foreign Exchange (Gain) Loss** | 259 | (48) | 221 | 86 |
| **Realized Foreign Exchange (Gain) Loss** | 4 | (7) | 2 | 7 |
| | 263 | (55) | 223 | 93 |

## 7. INCOME TAXES

The provision for income taxes is:

| For the period ended September 30, | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | 2014 | 2013 | 2014 | 2013 |
| Current Tax | | | | |
| Canada | 49 | 60 | 82 | 147 |
| United States | (14) | (20) | 21 | 38 |
| **Total Current Tax** | 35 | 40 | 103 | 185 |
| **Deferred Tax** | 144 | 132 | 396 | 211 |
| | 179 | 172 | 499 | 396 |

## 8. PER SHARE AMOUNTS

### A) Net Earnings Per Share

| For the period ended September 30, | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | 2014 | 2013 | 2014 | 2013 |
| Net Earnings – Basic and Diluted ($ millions) | 354 | 370 | 1,216 | 720 |
| | | | | |
| Basic – Weighted Average Number of Shares (millions) | 757.1 | 755.8 | 756.8 | 755.9 |
| Dilutive Effect of Cenovus TSARs [1] | 0.8 | 1.4 | 1.0 | 1.7 |
| Dilutive Effect of Cenovus NSRs [2] | 0.9 | - | 0.1 | - |
| Diluted – Weighted Average Number of Shares | 758.8 | 757.2 | 757.9 | 757.6 |
| | | | | |
| Net Earnings Per Common Share ($) | | | | |
| Basic | $0.47 | $0.49 | $1.61 | $0.95 |
| Diluted | $0.47 | $0.49 | $1.60 | $0.95 |

[1] Tandem stock appreciation rights ("TSARs").
[2] Net settlement rights ("NSRs").

### B) Dividends Per Share

The Company paid dividends of $604 million or $0.7986 per share for the nine months ended September 30, 2014 (September 30, 2013 – $549 million, $0.726 per share). The Cenovus Board of Directors declared a fourth quarter dividend of $0.2662 per share, payable on December 31, 2014, to common shareholders of record as of December 15, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## 9. INVENTORIES

| As at | September 30, 2014 | December 31, 2013 |
|---|---|---|
| **Product** | | |
| Refining and Marketing | 1,399 | 1,047 |
| Oil Sands | 127 | 156 |
| Conventional | 14 | 17 |
| **Parts and Supplies** | 40 | 39 |
| | 1,580 | 1,259 |

As a result of a decline in refined product prices, Cenovus recorded a write-down of its product inventory by $10 million from cost to net realizable value at September 30, 2014.

## 10. EXPLORATION AND EVALUATION ASSETS

**COST**

| | |
|---|---|
| As at December 31, 2012 | 1,285 |
| Additions | 331 |
| Transfers to PP&E (Note 11) | (95) |
| Exploration Expense | (50) |
| Divestitures | (17) |
| Change in Decommissioning Liabilities | 19 |
| As at December 31, 2013 | 1,473 |
| Additions | 198 |
| Transfers to PP&E (Note 11) | (25) |
| Exploration Expense | (1) |
| Change in Decommissioning Liabilities | 23 |
| Divestitures | (2) |
| **As at September 30, 2014** | **1,666** |

E&E assets consist of the Company's evaluation projects which are pending determination of technical feasibility and commercial viability. All of the Company's E&E assets are located within Canada.

Additions to E&E assets for the nine months ended September 30, 2014 include $39 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2013 – $60 million). Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the nine months ended September 30, 2014 or for the year ended December 31, 2013.

For the nine months ended September 30, 2014, $25 million of E&E assets were transferred to PP&E – development and production assets following the determination of technical feasibility and commercial viability of the projects (year ended December 31, 2013 – $95 million).

### Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income. For the year ended December 31, 2013, $50 million of previously capitalized E&E costs related to certain tight oil exploration assets within the Conventional segment were deemed not to be technically feasible and commercially viable and were recognized as exploration expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## 11. PROPERTY, PLANT AND EQUIPMENT, NET

| | Upstream Assets | | | | |
| | Development & Production | Other Upstream | Refining Equipment | Other [1] | Total |
|---|---|---|---|---|---|
| **COST** | | | | | |
| As at December 31, 2012 | 27,003 | 238 | 3,399 | 767 | 31,407 |
| Additions | 2,702 | 48 | 106 | 82 | 2,938 |
| Transfers From E&E Assets (Note 10) | 95 | - | - | - | 95 |
| Transfers and Reclassifications | (450) | - | (88) | - | (538) |
| Change in Decommissioning Liabilities | 40 | - | (1) | - | 39 |
| Exchange Rate Movements | - | - | 238 | - | 238 |
| As at December 31, 2013 | 29,390 | 286 | 3,654 | 849 | 34,179 |
| Additions [2] | 1,900 | 32 | 111 | 41 | 2,084 |
| Transfers From E&E Assets (Note 10) | 25 | - | - | - | 25 |
| Transfers and Reclassifications | (55) | - | (1) | - | (56) |
| Change in Decommissioning Liabilities | 293 | - | - | - | 293 |
| Exchange Rate Movements | - | - | 199 | - | 199 |
| Divestitures | (472) | - | - | - | (472) |
| **As at September 30, 2014** | **31,081** | **318** | **3,963** | **890** | **36,252** |
| **ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION** | | | | | |
| As at December 31, 2012 | 14,390 | 158 | 311 | 396 | 15,255 |
| Depreciation, Depletion and Amortization | 1,522 | 35 | 138 | 79 | 1,774 |
| Transfers and Reclassifications | (123) | - | (88) | - | (211) |
| Impairment Losses | 2 | - | - | - | 2 |
| Exchange Rate Movements | - | - | 25 | - | 25 |
| As at December 31, 2013 | 15,791 | 193 | 386 | 475 | 16,845 |
| Depreciation, Depletion and Amortization | 1,197 | 29 | 115 | 61 | 1,402 |
| Transfers and Reclassifications | (27) | - | (1) | - | (28) |
| Impairment Losses | 13 | - | - | - | 13 |
| Exchange Rate Movements | - | - | 24 | - | 24 |
| Divestitures | (316) | - | - | - | (316) |
| **As at September 30, 2014** | **16,658** | **222** | **524** | **536** | **17,940** |
| **CARRYING VALUE** | | | | | |
| As at December 31, 2012 | 12,613 | 80 | 3,088 | 371 | 16,152 |
| As at December 31, 2013 | 13,599 | 93 | 3,268 | 374 | 17,334 |
| **As at September 30, 2014** | **14,423** | **96** | **3,439** | **354** | **18,312** |

(1) Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

Additions to development and production assets include internal costs directly related to the development and construction of crude oil and natural gas properties of $173 million for the nine months ended September 30, 2014 (year ended December 31, 2013 – $204 million). All of the Company's development and production assets are located within Canada. Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the nine months ended September 30, 2014 or for the year ended December 31, 2013.

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization ("DD&A"):

| As at | September 30, 2014 | December 31, 2013 |
|---|---|---|
| Development and Production | **410** | 225 |
| Refining Equipment | **155** | 97 |
| | **565** | 322 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

### Impairment

The impairment of PP&E and any subsequent reversal of such impairment losses are recognized in DD&A in the Consolidated Statements of Earnings and Comprehensive Income. In the second quarter of 2014, a minor natural gas property was shut-in and abandonment commenced. The remaining book value of $13 million has been recognized as DD&A in the Conventional segment. There were no impairment losses recognized in 2013.

## 12. DIVESTITURES

On September 30, 2014, the Company completed the sale of certain Wainwright properties to an unrelated third party for net proceeds of $234 million. A gain of $137 million was recorded on the sale in the third quarter. These assets, related liabilities and results of operations were reported in the Conventional segment.

In the second quarter, the Company completed the sale of certain Bakken properties to an unrelated third party for net proceeds of $35 million, resulting in a gain of $16 million. The Company also completed the sale of certain non-core properties and recognized a total gain of $4 million. These assets and related liabilities and results of operations were reported in the Conventional segment.

## 13. PARTNERSHIP CONTRIBUTION PAYABLE

On March 28, 2014, Cenovus repaid the remaining principal and accrued interest due under the Partnership Contribution Payable.

## 14. SHORT-TERM BORROWINGS

The Company had short-term borrowings in the form of commercial paper in the amount of $133 million as at September 30, 2014 (December 31, 2013 – $nil). The Company reserves undrawn capacity under its committed credit facility for amounts of commercial paper outstanding.

## 15. LONG-TERM DEBT

| As at | September 30, 2014 | December 31, 2013 |
|---|---|---|
| Revolving Term Debt [1] | - | - |
| U.S. Dollar Denominated Unsecured Notes | 5,324 | 5,052 |
| **Total Debt Principal** | 5,324 | 5,052 |
| Debt Discounts and Transaction Costs | (53) | (55) |
| | 5,271 | 4,997 |

*(1) Revolving term debt may include bankers' acceptances, LIBOR loans, prime-rate loans and U.S. base-rate loans.*

As at September 30, 2014, the Company is in compliance with all of the terms of its debt agreements.

On June 24, 2014, Cenovus filed a U.S. base shelf prospectus for unsecured notes in the amount of US$2.0 billion. The U.S. base shelf prospectus allows for the issuance of debt securities in U.S. dollars or other currencies from time to time in one or more offerings. Terms of the notes, including, but not limited to, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at September 30, 2014, no notes have been issued under this U.S. base shelf prospectus. The U.S. base shelf prospectus expires in July 2016.

On June 25, 2014, Cenovus filed a Canadian base shelf prospectus for unsecured medium term notes in the amount of $1.5 billion. The Canadian base shelf prospectus allows for the issuance of medium term notes in Canadian dollars or other currencies from time to time in one or more offerings. Terms of the notes, including, but not limited to, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at September 30, 2014, no medium term notes have been issued under this Canadian base shelf prospectus. The Canadian base shelf prospectus expires in July 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## 16. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is:

| As at | September 30, 2014 | December 31, 2013 |
|---|---|---|
| Decommissioning Liabilities, Beginning of Year | 2,370 | 2,315 |
| Liabilities Incurred | 41 | 45 |
| Liabilities Settled | (65) | (76) |
| Liabilities Divested | (60) | - |
| Transfers and Reclassifications | (9) | (26) |
| Change in Estimated Future Cash Flows | 28 | 414 |
| Change in Discount Rate | 257 | (401) |
| Unwinding of Discount on Decommissioning Liabilities | 90 | 97 |
| Foreign Currency Translation | 2 | 2 |
| **Decommissioning Liabilities, End of Period** | **2,654** | 2,370 |

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.6 percent as at September 30, 2014 (December 31, 2013 – 5.2 percent).

## 17. SHARE CAPITAL

### A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

### B) Issued and Outstanding

| As at | September 30, 2014 | | December 31, 2013 | |
|---|---|---|---|---|
| | Number of Common Shares (Thousands) | Amount | Number of Common Shares (Thousands) | Amount |
| Outstanding, Beginning of Year | 756,046 | 3,857 | 755,843 | 3,829 |
| Common Shares Issued Under Stock Option Plans | 1,057 | 32 | 970 | 31 |
| Common Shares Cancelled | - | - | (767) | (3) |
| **Outstanding, End of Period** | **757,103** | **3,889** | 756,046 | 3,857 |

There were no preferred shares outstanding as at September 30, 2014 (December 31, 2013 – nil).

As at September 30, 2014, there were 12 million (December 31, 2013 – 24 million) common shares available for future issuance under stock option plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

## 18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

| As at September 30, 2014 | Defined Benefit Plan | Foreign Currency Translation | Available for Sale Investments | Total |
|---|---|---|---|---|
| Balance, Beginning of Year | (12) | 212 | 10 | 210 |
| Other Comprehensive Income, Before Tax | (15) | 108 | - | 93 |
| Income Tax | 4 | - | - | 4 |
| **Balance, End of Period** | **(23)** | **320** | **10** | **307** |

| As at September 30, 2013 | Defined Benefit Plan | Foreign Currency Translation | Available for Sale Investments | Total |
|---|---|---|---|---|
| Balance, Beginning of Year | (26) | 95 | - | 69 |
| Other Comprehensive Income, Before Tax | 19 | 58 | 10 | 87 |
| Income Tax | (4) | - | (2) | (6) |
| **Balance, End of Period** | **(11)** | **153** | **8** | **150** |

## 19. STOCK-BASED COMPENSATION PLANS

### A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Options issued under the plan have associated TSARs or NSRs.

The following table is a summary of the options outstanding at the end of the period:

| As at September 30, 2014 | Issued | Term (Years) | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price ($) | Closing Share Price ($) | Number of Units Outstanding (Thousands) |
|---|---|---|---|---|---|---|
| NSRs | On or After February 24, 2011 | 7 | 5.36 | 32.71 | 30.13 | 41,039 |
| TSARs | Prior to February 17, 2010 | 5 | 0.26 | 25.95 | 30.13 | 34 |
| TSARs | On or After February 17, 2010 | 7 | 2.45 | 26.73 | 30.13 | 3,851 |
| Encana [1] Replacement TSARs Held by Cenovus Employees | Prior to December 1, 2009 | 5 | 0.13 | 30.23 | 23.78 | 28 |
| Cenovus Replacement TSARs Held by Encana Employees | Prior to December 1, 2009 | 5 | 0.13 | 27.69 | 30.13 | 2 |

*(1) Encana Corporation ("Encana").*

### NSRs

The weighted average unit fair value of NSRs granted during the nine months ended September 30, 2014 was $4.70 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

| As at September 30, 2014 | Number of NSRs (Thousands) | Weighted Average Exercise Price ($) |
|---|---|---|
| Outstanding, Beginning of Year | 26,315 | 35.26 |
| Granted | 16,051 | 28.62 |
| Exercised | (125) | 32.24 |
| Forfeited | (1,202) | 34.03 |
| **Outstanding, End of Period** | **41,039** | **32.71** |
| **Exercisable, End of Period** | **13,367** | **36.32** |

For options exercised during the period, the weighted average market price of Cenovus's common shares at the date of exercise was $34.06.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

### TSARs Held by Cenovus Employees

The Company has recorded a liability of $19 million at September 30, 2014 (December 31, 2013 – $33 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees at September 30, 2014 was $12 million (December 31, 2013 – $27 million).

The following table summarizes information related to the TSARs held by Cenovus employees:

| As at September 30, 2014 | Number of TSARs (Thousands) | Weighted Average Exercise Price ($) |
|---|---|---|
| Outstanding, Beginning of Year | 7,086 | 26.56 |
| Exercised for Cash Payment | (2,102) | 26.34 |
| Exercised as Options for Common Shares | (1,043) | 26.38 |
| Forfeited | (4) | 27.33 |
| Expired | (52) | 26.38 |
| **Outstanding, End of Period** | **3,885** | **26.72** |
| **Exercisable, End of Period** | **3,885** | **26.72** |

For options exercised during the period, the weighted average market price of Cenovus's common shares at the date of exercise was $30.14.

### Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana for cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana replacement TSAR for cash. No further Encana replacement TSARs will be granted to Cenovus employees.

The Company has recorded a liability of $nil at September 30, 2014 (December 31, 2013 – $nil) in the Consolidated Balance Sheets based on the fair value of each Encana replacement TSAR held by Cenovus employees. The intrinsic value of vested Encana replacement TSARs held by Cenovus employees at September 30, 2014 was $nil (December 31, 2013 – $nil).

The following table summarizes information related to the Encana replacement TSARs held by Cenovus employees:

| As at September 30, 2014 | Number of TSARs (Thousands) | Weighted Average Exercise Price ($) |
|---|---|---|
| Outstanding, Beginning of Year | 3,904 | 29.06 |
| Forfeited | (87) | 29.06 |
| Expired | (3,789) | 29.05 |
| **Outstanding, End of Period** | **28** | **30.23** |
| **Exercisable, End of Period** | **28** | **30.23** |

The closing price of Encana common shares on the TSX as at September 30, 2014 was $23.78.

### Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus for cash payments made by Cenovus to Encana employees when these employees exercise a Cenovus replacement TSAR for cash. No compensation expense is recognized and no further Cenovus replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of less than $1 million as at September 30, 2014 (December 31, 2013 – $6 million) in the Consolidated Balance Sheets based on the fair value of each Cenovus replacement TSAR held by Encana employees, with an offsetting account receivable from Encana. The intrinsic value of vested Cenovus replacement TSARs held by Encana employees at September 30, 2014 was less than $1 million (December 31, 2013 – $6 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

The following table summarizes the information related to the Cenovus replacement TSARs held by Encana employees:

| As at September 30, 2014 | Number of TSARs (Thousands) | Weighted Average Exercise Price ($) |
|---|---|---|
| Outstanding, Beginning of Year | 1,479 | 26.28 |
|   Exercised for Cash Payment | (1,407) | 26.28 |
|   Exercised as Options for Common Shares | (9) | 26.32 |
|   Forfeited | - | 26.27 |
|   Expired | (61) | 26.27 |
| **Outstanding, End of Period** | 2 | 27.69 |
| **Exercisable, End of Period** | 2 | 27.69 |

For options exercised during the period, the weighted average market price of Cenovus's common shares at the date of exercise was $29.28.

### B) Performance Share Units

The Company has recorded a liability of $131 million at September 30, 2014 (December 31, 2013 – $103 million) in the Consolidated Balance Sheets for performance share units ("PSUs") based on the market value of Cenovus's common shares at September 30, 2014. The intrinsic value of vested PSUs was $nil at September 30, 2014 and December 31, 2013 as PSUs are paid out upon vesting.

The following table summarizes the information related to the PSUs held by Cenovus employees:

| As at September 30, 2014 | Number of PSUs (Thousands) |
|---|---|
| Outstanding, Beginning of Year | 5,785 |
|   Granted | 3,012 |
|   Vested and Paid Out | (1,625) |
|   Cancelled | (227) |
|   Units in Lieu of Dividends | 176 |
| **Outstanding, End of Period** | 7,121 |

### C) Deferred Share Units

The Company has recorded a liability of $38 million at September 30, 2014 (December 31, 2013 – $36 million) in the Consolidated Balance Sheets for deferred share units ("DSUs") based on the market value of Cenovus's common shares at September 30, 2014. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

| As at September 30, 2014 | Number of DSUs (Thousands) |
|---|---|
| Outstanding, Beginning of Year | 1,192 |
|   Granted to Directors | 55 |
|   Granted From Annual Bonus Awards | 7 |
|   Units in Lieu of Dividends | 32 |
| **Outstanding, End of Period** | 1,286 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

### D) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income:

| For the period ended September 30, | Three Months Ended 2014 | 2013 | Nine Months Ended 2014 | 2013 |
|---|---|---|---|---|
| NSRs | 9 | 10 | 33 | 26 |
| TSARs Held by Cenovus Employees | (7) | 3 | (3) | (11) |
| PSUs | 2 | 16 | 49 | 32 |
| DSUs | (5) | 1 | 2 | - |
| **Stock-Based Compensation Expense (Recovery)** | **(1)** | 30 | **81** | 47 |

## 20. CAPITAL STRUCTURE

Cenovus's capital structure objectives and targets have remained unchanged from previous periods. Cenovus's capital structure consists of Shareholders' Equity plus Debt. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable. Cenovus's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA"). These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

| As at | September 30, 2014 | December 31, 2013 |
|---|---|---|
| Short-Term Borrowings | 133 | - |
| Long-Term Debt | 5,271 | 4,997 |
| Debt | 5,404 | 4,997 |
| Shareholders' Equity | 10,743 | 9,946 |
| Capitalization | 16,147 | 14,943 |
| **Debt to Capitalization** | **33%** | 33% |

Cenovus continues to target a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times over the long-term.

| As at | September 30, 2014 | December 31, 2013 |
|---|---|---|
| Debt | 5,404 | 4,997 |
| Net Earnings | 1,158 | 662 |
| Add (Deduct): | | |
| Finance Costs | 459 | 529 |
| Interest Income | (54) | (96) |
| Income Tax Expense | 535 | 432 |
| Depreciation, Depletion and Amortization | 1,883 | 1,833 |
| E&E Impairment | 6 | 50 |
| Unrealized (Gain) Loss on Risk Management | 39 | 415 |
| Foreign Exchange (Gain) Loss, Net | 338 | 208 |
| (Gain) Loss on Divestitures of Assets | (157) | 1 |
| Other (Income) Loss, Net | 2 | 2 |
| Adjusted EBITDA [1] | 4,209 | 4,036 |
| **Debt to Adjusted EBITDA** | **1.3x** | 1.2x |

[1] Calculated on a trailing 12 month basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

It is Cenovus's intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

As at September 30, 2014, Cenovus had $2.9 billion available on its committed credit facility. In addition, Cenovus had in place a $1.5 billion Canadian base shelf prospectus and a US$2.0 billion U.S. base shelf prospectus, the availability of which are dependent on market conditions.

As at September 30, 2014, Cenovus is in compliance with all of the terms of its debt agreements.

## 21. FINANCIAL INSTRUMENTS

Cenovus's consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Payable, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

### A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Payable and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2014, the carrying value of Cenovus's long-term debt was $5,271 million and the fair value was $5,955 million (December 31, 2013 carrying value – $4,997 million, fair value – $5,388 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. When fair value cannot be reliably measured, these assets are carried at cost. A reconciliation of changes in the fair value of available for sale financial assets is:

| As at | September 30, 2014 | December 31, 2013 |
|---|---|---|
| **Fair Value, Beginning of Year** | 32 | 14 |
| Acquisition of Investments | 3 | 5 |
| Reclassification of Equity Investments | (4) | - |
| Change in Fair Value [1] | - | 13 |
| **Fair Value, End of Period** | 31 | 32 |

[1] *Unrealized gains and losses on available for sale financial assets are recorded in Other Comprehensive Income.*

### B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, natural gas and power purchase contracts. Crude oil and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period end forward price for the same commodity, using quoted market prices or the period end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The forward prices used in the determination of the fair value of the power purchase contracts at September 30, 2014 range from $47.25 to $69.25 per Megawatt Hour.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

### Summary of Unrealized Risk Management Positions

| | September 30, 2014 | | | December 31, 2013 | | |
| | Risk Management | | | Risk Management | | |
| As at | Asset | Liability | Net | Asset | Liability | Net |
|---|---|---|---|---|---|---|
| **Commodity Prices** | | | | | | |
| Crude Oil | 61 | 12 | 49 | 10 | 136 | (126) |
| Natural Gas | 2 | - | 2 | - | - | - |
| Power | - | 3 | (3) | - | 3 | (3) |
| **Total Fair Value** | **63** | **15** | **48** | 10 | 139 | (129) |

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

| As at | September 30, 2014 | December 31, 2013 |
|---|---|---|
| **Prices Sourced From Observable Data or Market Corroboration (Level 2)** | **51** | (126) |
| **Prices Determined From Unobservable Inputs (Level 3)** | **(3)** | (3) |
| | **48** | (129) |

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to September 30:

| | 2014 | 2013 |
|---|---|---|
| **Fair Value of Contracts, Beginning of Year** | **(129)** | 270 |
| Fair Value of Contracts Realized During the Period | **85** | (45) |
| Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period | **95** | (151) |
| Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts | **(3)** | 8 |
| **Fair Value of Contracts, End of Period** | **48** | 82 |

### C) Earnings Impact of Realized and Unrealized (Gains) Losses From Risk Management Positions

| | Three Months Ended | | Nine Months Ended | |
| For the period ended September 30, | 2014 | 2013 | 2014 | 2013 |
|---|---|---|---|---|
| Realized (Gain) Loss [1] | **-** | 33 | **85** | (45) |
| Unrealized (Gain) Loss [2] | **(165)** | (8) | **(180)** | 196 |
| **(Gain) Loss on Risk Management** | **(165)** | 25 | **(95)** | 151 |

[1] Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.
[2] Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

## 22. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company's financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2013. The Company's exposure to these risks has not changed significantly since December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
*All amounts in $ millions, unless otherwise indicated*
*For the period ended September 30, 2014*

### Net Fair Value of Commodity Price Positions as at September 30, 2014

| As at September 30, 2014 | Notional Volumes | Term | Average Price | Fair Value |
|---|---|---|---|---|
| **Crude Oil Contracts** | | | | |
| Fixed Price Contracts | | | | |
| Brent Fixed Price | 30,000 bbls/d | 2014 | US$102.04/bbl | 20 |
| Brent Fixed Price | 20,000 bbls/d | 2014 | $107.06/bbl | (1) |
| WCS Differential [1] | 21,700 bbls/d | 2014 | US$(19.97)/bbl | (10) |
| Brent Fixed Price | 18,000 bbls/d | 2015 | $113.75/bbl | 27 |
| WCS Differential [1] | 5,000 bbls/d | January – June 2015 | US$(19.85)/bbl | (1) |
| Brent Collars | 10,000 bbls/d | 2015 | $105.25 - $123.57/bbl | 8 |
| Other Financial Positions [2] | | | | 6 |
| Crude Oil Fair Value Position | | | | 49 |
| **Natural Gas Contracts** | | | | |
| Fixed Price Contracts | | | | |
| AECO Fixed Price | 48 MMcf/d | 2014 | $4.61/Mcf | 2 |
| Natural Gas Fair Value Position | | | | 2 |
| **Power Purchase Contracts** | | | | |
| Power Fair Value Position | | | | (3) |

(1) Cenovus entered into fixed price swaps to protect against widening light/heavy price differentials for heavy crudes.
(2) Other financial positions are part of ongoing operations to market the Company's production.

### Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company's open risk management positions as at September 30 could have resulted in unrealized gains (losses) impacting earnings before income tax for the nine months ended September 30, 2014:

**Risk Management Positions in Place as at September 30, 2014**

| Commodity | Sensitivity Range | Increase | Decrease |
|---|---|---|---|
| Crude Oil Commodity Price | ± US$10 per bbl Applied to Brent, WTI and Condensate Hedges | (143) | 146 |
| Crude Oil Differential Price | ± US$5 per bbl Applied to Differential Hedges Tied to Production | 16 | (16) |
| Natural Gas Commodity Price | ± US$1 per Mcf Applied to NYMEX and AECO Natural Gas Hedges | (5) | 5 |
| Power Commodity Price | ± $25 per MWHr Applied to Power Hedge | 19 | (19) |

## 23. COMMITMENTS AND CONTINGENCIES

### A) Commitments

During the nine months ended September 30, 2014, the Company's various firm transportation agreements increased by $6 billion, resulting in total transportation commitments of $27 billion, due to increased costs and tolls on existing commitments. These agreements, some of which are subject to regulatory approval, are for terms up to 20 years subsequent to the date of commencement.

### B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.